Pricing Supplement No. 14 dated May 6, 2003 (to Prospectus dated November 18, 2002 and Prospectus Supplement dated November 18, 2002)	Filed under Rule 424(b)(3) File No. 333-90316

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$15,000,000	Floating Rate Notes:	☐	Fixed Rate Notes:	☒
Original Issue Date:	May 13, 2003	Closing Date: May 13, 2003		CUSIP Number:	78442F AT5
Maturity Date:	April 25, 2023	Option to Extend Maturity:	☒ No	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:	☐ Yes
Redeemable in whole or in part at the option of the Company:	☐ No	Redemption Price:	100% of the principal amount of the Notes plus accrued and unpaid interest to the date fixed for redemption.
	☒ Yes	Redemption Dates:	April 25, 2007 and each October 25th and April 25th therafter during the term of the Notes upon at least 30 days but not more than 90 days written notice to holders of the Notes.
Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.
	☐ Yes	Repayment Dates:	Not Applicable.
Applicable to Fixed Rate Notes Only:
Interest Rate: For the period from and including the Closing Date to but excluding April 25, 2007, the Interest Rate on the Notes shall be 5.15%.	Interest Payment Dates:	Each April 25th and October 25th during the term of the Notes unless earlier redeemed, subject to adjustment in accordance with the following business day convention, beginning October 27, 2003.
For the period from and including April 25, 2007 to the Maturity Date or the Redemption Date, whichever is earlier, the Interest Rate on the Notes shall be 5.40%.
Interest Accrual Method: 30/360	Interest Periods:
From and including the Closing Date or each April 25th or October 25th thereafter, as the case may be, to and including the next succeeding April 24th or October 24th, as the case may be, unless earlier redeemed, with no adjustment to period end dates for accrual purposes.

Merrill Lynch & Co.

May 6, 2003

Form:	Book-entry.
Denominations:	$1,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agents:	The following agent is acting as underwriter in connection with this issuance.
	Agents	Principal Amount of Notes
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$15,000,000
Issue Price:	100.00%.
Agents' Commission:	2.35%.
Net Proceeds to Issuer:	97.65%.
Net Proceeds:	$14,647,500.
Concession:	N/A
Reallowance:	N/A
CUSIP Number:	78442F AT5
ISIN Number:	US78442F AT5

The Underwriter has arranged a swap in connection with the Notes and may have received compensation for arranging the swap transaction.

Additional Information:

The last sentence of the first paragraph contained in the section titled "Supplemental Plan of Distribution" in the Prospectus Supplement on page S-26 is hereby amended by this pricing supplement.

Risk Factors:	Upon issuance of the Notes, the Notes will not have an established trading market. SLM Corporation cannot assure holders of the Notes that a trading market will ever develop for the Notes, or, if one develops, that it will be maintained. In addition to the creditworthiness of SLM Corporation, many factors affect the trading market for the Notes and their trading value. These factors include: (i) the method of calculating the principal and interest in respect of the Notes, (ii) the time remaining to the maturity of the Notes, (iii) the total outstanding amount of any particular issuance of Notes or of SLM Corporation's Notes in total, (iv) any redemption features of the Notes and (v) the level, direction and volatility of interest rates for securities like the Notes and in general.

SLM Corporation may choose to redeem the Notes on or after the redemption date indicated on the cover hereof. In the event that the prevailing interest rates are relatively low when SLM Corporation chooses to redeem the Notes, the holders of the Notes may not be able to reinvest the redemption proceeds in a comparable security with a yield as high as that of the Notes being redeemed. The ability of SLM Corporation to redeem the Notes before the maturity date may affect the market value of the Notes at any time when potential purchasers believe that SLM Corporation is likely to redeem Notes.

The credit ratings of SLM Corporation's senior unsubordinated indebtedness, which includes the Notes, may not reflect the potential impact of all risks related to any trading market for the Notes or their trading value. In addition, changes or anticipated changes in SLM Corporation's credit ratings generally will affect any trading market for the Notes or their trading value.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.